Exhibit 99.2

Management’s Discussion and Analysis Year Ended December 31, 2018 (Expressed in United States dollars, except per share amounts and where otherwise noted)

March 29th, 2019

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, including IFRS 1, First-time Adoption of International Financial Reporting Standards. References to "Entrée" and the "Company" are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of January 15, 2018 prepared by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited).

2018 HIGHLIGHTS

Entrée/Oyu Tolgoi JV Property

•	On January 15, 2018, the Company reported the results of an updated Technical Report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" (the "2018 Technical Report") that was completed by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited) on its interest in the Entrée/Oyu Tolgoi joint venture property in Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The 2018 Technical Report discusses two development scenarios, an updated reserve case (the "2018 Reserve Case") and a Life-of-Mine ("LOM") Preliminary Economic Assessment ("2018 PEA").

•	On February 28, 2018, the Company filed the 2018 Technical Report on SEDAR and on the Company’s website.

•	As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill") in their News Release dated March 14, 2019:

o	The main focus for Turquoise Hill during 2018 was Oyu Tolgoi underground development, the fit out of Shaft 2, completion and commissioning of Shaft 5, support infrastructure and the convey-to-surface decline. Shaft 2 completed sinking in January 2018, which was followed by the completion of stripping in third quarter 2018 and commencement of the fit-out process in the same quarter. The completed commissioning of Shaft 5 was achieved during second quarter 2018.

o	During 2018, underground lateral development at the Oyu Tolgoi project advanced 10.3 equivalent kilometres, a 68.9% increase over 2017. Of this, 2.3 equivalent kilometres was completed during fourth quarter 2018.

o	Shaft 2-connected underground infrastructure progressed well during the fourth quarter 2018 with the completion of the lining installation and handover of Ore Bin 11 as well as advancement of the new 6,000-tonne-per-day jaw crusher under construction.

o	Underground expansion capital for Hugo North Lift 1 for 2018 was $1.2 billion, meeting the upper-end of Turquoise Hill’s guidance.

o	Turquoise Hill has completed an independent review of Rio Tinto’s previously announced second annual schedule and cost re-forecast for Lift 1 underground development. The review found that project cost was expected to remain within the $5.3 billion budget but that it is likely there will be further delays to individual activities and that this will result in additional delays to sustainable first production from the Oyu Tolgoi mining licence. Since completion of Turquoise Hill’s independent review, Rio Tinto, as manager of the Oyu Tolgoi project, has advised Turquoise Hill that delays on the Shaft 2 fit out are expected to result in an overall schedule delay to sustainable first production from the Oyu Tolgoi mining licence beyond the end of third quarter 2021. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. The study will be incorporated into the definitive estimate review, as will work necessary to estimate any impact on cost and development schedule. The definitive estimate review is expected to be complete towards the end of 2019.

o	Entrée’s joint venture partner Oyu Tolgoi LLC ("OTLLC") is currently undertaking an updated Feasibility Study on the Oyu Tolgoi project and is in discussions with the Government of Mongolia to progress the construction of a coal-fired power plant and related infrastructure at Tavan Tolgoi.

•	Entrée is not currently aware of any expected delays to development production or initial block cave production from Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property resulting from delays to individual activities at the Oyu Tolgoi project. Entrée will evaluate any information made available to it by Rio Tinto or OTLLC as the definitive estimate review and Feasibility Study progress and will update the market accordingly.

Cañariaco Project Royalty – Peru

•	On June 8, 2018, the Company completed the sale of its 0.5% net smelter returns ("NSR") royalty (the "Cañariaco Project Royalty") on Candente Copper Corp.’s Cañariaco copper project in Northern Peru to Anglo Pacific Group PLC ("Anglo Pacific"), a public company listed on the London Stock Exchange and the Toronto Stock Exchange ("TSX"). Under the sales agreement with Anglo Pacific, the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty ("Cañariaco Project Royalty Pass-Through Payments").

Corporate

•	The Company adopted IFRS in its annual consolidated financial statements for the year ended December 31, 2018 (see "Changes in Accounting Policies" below).

•	On February 5, 2018, Mark Bailey was appointed to the role of Non-Executive Chair of the Board. Mr. Bailey succeeded The Rt. Honourable Lord Howard of Lympne, who retired from his position as a director and Non-Executive Chair of the Board. Dr. Michael Price was also appointed to the Board of Directors (the "Board") to fill the vacancy created by Lord Howard’s retirement.

•	For the full 2018 year, the operating loss was $1.8 million compared to an operating loss of $2.9 million in 2017. The reduction was related to lower administrative costs in the 2018 year.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	For the full 2018 year, operating cash outflow after working capital was $0.8 million compared to a $3.0 million operating cash outflow in 2017. The reduction in operating cash outflow after working capital was due to one-time restructuring costs in 2017 and a lower net loss in 2018.

•	On December 19, 2018, Mason Resources Corp. ("Mason Resources") terminated its Administrative Services Agreement with the Company following the acquisition of Mason Resources by Hudbay Minerals Inc.

•	As at December 31, 2018, cash on hand was $6.2 million and the working capital balance was $6.8 million

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi JV Property – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgui mining licence (Figure 1). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the joint venture between Entrée and OTLLC (the "Entrée/Oyu Tolgoi JV") state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as "HNE") and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto International Holdings Ltd. ("Rio Tinto"), with first development production from the Entrée/Oyu Tolgoi JV Property expected in 2021. While Entrée is not currently aware of any expected delays to development production or initial block cave production from Lift 1 of HNE resulting from delays to individual activities at the Oyu Tolgoi project, Entrée will evaluate any information made available to it by Rio Tinto or OTLLC as the definitive estimate review and Feasibility Study progress and will update the market accordingly. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The first two phases of the Oyu Tolgoi project are fully financed, with the Oyut open pit mine on the Oyu Tolgoi mining licence (Phase 1) currently in production and construction of Lift 1 of the Hugo North/Hugo North Extension underground block cave (Phase 2) currently in progress.

The Company also has the following assets:

•	Blue Rose JV – a 56.53% interest in the Blue Rose joint venture ("Blue Rose JV") on minerals other than iron ore on Exploration Licence 6006 ("EL 6006") in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.
•	478,951 Anglo Pacific common shares and the right to the Cañariaco Project Royalty Pass-Through Payments (see "Investments" section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As at December 31, 2018 and the date of this MD&A, Rio Tinto beneficially owns 30,366,129 common shares (including 13,799,333 common shares held by Turquoise Hill), or 17.4% and Sandstorm Gold Ltd. ("Sandstorm") owns 28,559,880 common shares, or 16.3% of the outstanding shares of the Company.

Trading of the Company’s common shares commenced on the NYSE American effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company’s common shares began trading on the TSX and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG".

OUTLOOK AND STRATEGY

The Company’s primary objectives for the 2019 year include:

•	Continuing constructive discussions with the Government of Mongolia;

•	Working with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of the Company and its shareholders provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company’s expected 2019 full year expenditures, which include Mongolian site management and compliance costs, is between $1.2 million and $1.5 million.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2018 Technical Report Highlights

In Q1 2018, the Company announced the results of the 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property. The 2018 Technical Report discusses two development scenarios, the 2018 Reserve Case and the 2018 PEA. The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of Hugo North Extension Lift 2 and Heruga into an overall mine plan with Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

LOM highlights of the production and financial results from the 2018 Reserve Case and the 2018 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	----
Indicated Resource Feed		----	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		----	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378
Entrée Attributable Financial Results
LOM Cash Flow, pre-tax	$M	382	2,078
NPV5%, after-tax	$M	157	512
NPV8%, after-tax	$M	111	278
NPV10%, after-tax	$M	89	192

Notes:

1.	The 2018 Reserve Case and the 2018 PEA are alternative cases and the Entrée attributable financial results are not additive.
2.	Long term metal prices used in the net present value ("NPV") economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
3.	Mineral reserves and mineral resources are reported on a 100% basis.
4.	Entrée has a 20% interest in the above processed material and recovered metal.
5.	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.
6.	Copper equivalent ("CuEq") is calculated as shown in the footnotes to the Mineral Resources Table below.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the Company is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study ("OTFS16"), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA.

Below are some of the key financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted, where it is for Entrée’s 20% attributable interest. Both cases assume long term metal prices of $3.00/lb copper, $1,300.00/oz gold and $19.00/oz silver.

Key items per the 2018 Reserve Case outputs are as follows:

•	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 starts in 2021 with initial block cave production starting in 2026.

•	14-year mine life (5-years development production and 9-years block cave production).

•	Maximum production rate of approximately 24,000 tonnes per day ("tpd"), which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

•	Total direct development and sustaining capital expenditures of approximately $262 million ($52 million attributable to Entrée).

•	Entrée LOM average cash cost $1.25/lb payable copper.

•	Entrée LOM average cash costs after credits ("C1") $0.56/lb payable copper.

•	Entrée LOM average all-in sustaining costs after credits ("AISC") $1.03/lb payable copper.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Key items per the 2018 PEA outputs are as follows:

Entrée/Oyu Tolgoi JV Property	Units	2018 PEA (1)(2)
		HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
LOM Cash Flow • Before-tax • After-tax	$ M	$2,133 $1,595	$2,078 $1,522
NPV • 5% • 8%	$ M	$506 $277	$512 $278
Mine Life (3)	Years	33	77*
Metal Recovered (4) • Copper • Gold • Silver	Mlb Koz Koz	5,579 2,637 20,442	10,497 9,367 45,378

Notes:

1.	Long term metal prices used in the NPV economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.
2.	The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.
4.	Entrée has a 20% attributable interest in the recovered metal.

•	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

•	Development schedule assumptions for Entrée/Oyu Tolgoi JV Property:

-	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

-	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

-	2065 Heruga development production and in 2069 initial block cave production

•	Total direct development and sustaining capital expenditures of approximately $8,637 million ($1,727 million attributable to Entrée).

•	Entrée LOM average cash cost $1.97/lb payable copper.

•	Entrée LOM average C1 cash costs $0.68/lb payable copper.

•	Entrée LOM average AISC after credits $1.83/lb payable copper.

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development. Although molybdenum is present in the Heruga deposit, the 2018 PEA does not include the construction of a molybdenum circuit for its recovery, but it could be added in the future if economic conditions for molybdenum improve. As noted in the Turquoise Hill press release dated October 21, 2016, there are also potential opportunities for increasing the underground mining rate (and mill throughput), which would require further development and sustaining capital and different operating costs, however it would likely result in Lift 2 and Heruga mineralization being mined earlier in the overall Oyu Tolgoi mine plan and potentially improved economics for Entrée.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The "Entrée/Oyu Tolgoi JV Project" (shown on Figure 1) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see "Shivee West Property Summary" below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Castle Rock and Southwest IP.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres ("km") south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

-	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Starting in approximately 2021, the development will cross north onto the Entrée/Oyu Tolgoi JV Property. Hugo North Extension Lift 1 Probable reserves include 35 million tonnes ("Mt") grading 1.59% copper, 0.55 grams per tonne ("g/t") gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA.

-	Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south with a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property and are part of the alternative, 2018 PEA mine plan include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	** Outline of mineralization projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

Figure 1 shows the location of a north-northeast oriented, west-looking cross section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The cross section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC. The deposits that are included in the mine plans for the two alternative cases, the 2018 Reserve Case and the 2018 PEA, are shown on Figure 2.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2018 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 29, 2019 and to the full text of the 2018 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée.  Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).  Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The capital and operating costs in the 2018 Reserve Case are based on estimates prepared for OTFS16. The capital and operating costs in the 2018 PEA are based on data provided by OTLLC.

The cash flows in the 2018 Reserve Case and 2018 PEA are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions, or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition.

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The Entrée/Oyu Tolgoi JV Property mineral resource estimate for the Hugo North Extension deposit has an effective date of January 15, 2018.

The Entrée/Oyu Tolgoi JV mineral resource estimate for the Heruga deposit has an effective date of January 15, 2018. The mineral resource model and the mineral resource estimate have not changed since March 30, 2010, the effective date of the previous mineral resource estimate reported by Entrée.

The mineral resource estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property– Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.37% CuEq Cut-Off)
Indicated	122	1.68	0.57	4.21	___	2.03	4,515	2,200	16,500	___
Inferred	174	1.00	0.35	2.73	___	1.21	3,828	2,000	15,200	___
Heruga (>0.37% CuEq Cut-Off)
Inferred	1,700	0.39	0.37	1.39	113.2	0.64	14,604	20,410	75,932	424

Notes:

1.	Mineral resources have an effective date of January 15, 2018.
2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and Cu:S ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing, and $1.81/t for general and administrative ("G&A"). This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.
4.	Considerations for reasonable prospects for eventual economic extraction for Hugo North included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off. Inferred resources at Heruga have been constrained using a CuEq cut-off of 0.37%.
5.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.
6.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.00/t NSR. Future mine planning studies may examine lower shut-offs.

The mineral reserve estimate for the Entrée/Oyu Tolgoi JV Property is as follows:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Recovered Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	35	100.57	1.59	0.55	3.72	1,121	519	3,591

Notes:

1.	Mineral reserves have an effective date of January 15, 2018.
2.	For the underground block cave, all mineral resources within the shell has been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.
3.	A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used to define the footprint and column heights. An average dilution entry point of 60% of the column height was used.
4.	The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for Cu, 82.3% for Au, and 87.3% for Ag.
5.	Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
6.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Exploration Potential

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2018 on the Entrée/Oyu Tolgoi JV Property has focused on several near-surface prospects on both the Shivee Tolgoi mining licence (Airstrip prospect) and the Javkhlant mining licence (Castle Rock, Southeast IP, Mag West and Bumbat Ulaan prospects) (refer to Figure 1).

The most significant prospect identified to date is Castle Rock, a porphyry-style target located about five km southwest of the Heruga deposit. Previous work at Castle Rock has identified a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covering an area of about 1.5 km by 2.0 km coincident with a 400 m by 400 m area of outcropping quartz-sericite-illite altered dacite intrusive. A strong north-trending induced polarization ("IP") chargeability anomaly is coincident with the zone and two east-west dipole-dipole IP lines further outline the anomaly. During 2018 mapping identified scattered outcrops with sheeted and irregular quartz veining hosted within the dacite, along with occasional quartz breccia veins with oxidized sulphides. A gravity survey was completed during 2018, followed by two reverse circulation ("RC") drill holes, EJRC0046 (250 m depth) and EJRC0047 (227 m depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. These sequences were intruded by several fresh, unmineralized porphyritic dacite dykes, and occasional hornblende-biotite andesite dykes. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite, however the lack of copper mineralization and porphyry alteration downgrades the near-surface exploration potential for this target. The potential for porphyry mineralization at depth remains a target.

At the Southeast IP prospect several clusters of 60 to 511 parts per million ("ppm") copper soil anomalies, together covering about 3 km by 3 km have been outlined, adjacent to a strong IP (chargeability) anomaly. Additional geological mapping was completed during 2018 (1:5000 scale covering 1,830 hectares). An inferred Devonian window is projected to occur immediately west of the anomaly. Further exploration, including drilling was budgeted for this prospect in 2018, however only additional geological mapping was completed.

At the Mag West prospect, a previous IP survey revealed a strong chargeability anomaly adjacent to a magnetic high anomaly. A soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Additional geological mapping was also completed (1:5000 scale covering 430 hectares). Although drilling was initially proposed for 2018, no holes were drilled.

The Airstrip target is located to the southwest of the airport and in 2016 six shallow PCD (Polycrystalline Diamond Composite) holes were drilled, together totaling 420 m. The drilling intersected various intrusive phases of rock but no significant sulphide mineralization. During 2018, additional alteration and age dating analysis was completed on the drill samples along with surface ground magnetic and gravity surveys, a Tromino survey (to determine the depth of overburden) and a dipole-dipole IP survey. Drilling was planned for 2018, but none was completed.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap. In 2018, the prospect saw additional geological mapping (1:5000 scale over 1,050 hectares), along with both gravity and magnetic geophysical surveys and soil sampling. The lithocap trends northeast and covers an area approximately 380 m long and 50 m wide. The zone shows strong silicification and hematite-magnetite mineralization, hosted within andesite-basalt and intruded by dacite porphyry subvolcanics. A second alteration zone occurs two kilometres south from the lithocap and comprises strong advanced argillic alteration zone with disseminated goethite and limonite veinlets, hosted within andesite basalt cut by feldspar rhyolite porphyry dykes and subvolcanics. The second alteration zone is north-south trending and about 100-200 m long and 50-100 m wide.

Moderate-to-strong surface malachite-goethite mineralization (after chalcopyrite) has been identified at several other locations at Bumbat Ulaan. The mineralization is associated with quartz-albite veins or outcrops of potassic-silicic quartz eye granite and red granite. These northwest trending copper mineralized zones are locally 1-10 m wide and up to 100-300 m long, however the overall trend of mineralization is about 1.5 km in length and 1.0 km wide.

The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

A complete description and the Company’s related history of the Entrée/Oyu Tolgoi JV is available in the Company’s AIF dated March 29, 2019, available for review on SEDAR at www.sedar.com. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Property, reference should be made to the full text of the 2018 Technical Report which is available for review on SEDAR.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (Figure 1).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Underground Development Progress

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of the manager OTLLC. To date, all underground development has been on the Oyu Tolgoi mining licence and is not expected to cross onto the Entrée/Oyu Tolgoi JV Property until 2021. The following description of underground development progress is as reported by Turquoise Hill in its News Release dated March 14, 2019:

During 2018, significant progress continued on the Oyu Tolgoi underground project, with the construction of critical above and below-ground infrastructure. Shaft 2-connected underground infrastructure progressed well during fourth quarter 2018 with the completion of the lining installation and handover of Ore Bin 11 as well as advancement of the new 6,000-tonne-per-day jaw crusher under construction.

During the fourth quarter of 2018, Turquoise Hill carried out its own review of the previously announced Rio Tinto schedule and cost re-forecast for the project (the "2018 Rio Tinto Review") that concluded a delay to sustainable first production from the Oyu Tolgoi mining licence was expected from first quarter 2021 to the end of the third quarter 2021. Turquoise Hill’s review found that project cost was expected to remain within the $5.3 billion budget but that it is likely there will be further delays to individual activities and that this will result in additional delays to sustainable first production.

Turquoise Hill’s independent review found that the following key risks are developing:

•	Shaft 2 equipping delays were due to lower than expected productivity in steel and electrical installation as well as increased quality assurance measures. It was likely the completion date would move beyond first quarter 2019 and impact overall underground development rate increases.

•	There have been delays to development progress and productivities in key areas. Even though lateral development has experienced consistent overall progress, development of some critical areas, such as the footprint, Primary Crusher 1 (PC1) system, Shaft 2 and Shaft 5, have been impacted by delays and, with the exception of Shaft 5, are critical path items for the project schedule. Small delays in lateral development on the footprint have had a direct impact on the project schedule critical path, even though total lateral development or equivalent development metres have been on budget. Development in the PC1 system (which includes the PC1 chamber and transfers 3, 4 and 5) has, since the time of the 2018 Rio Tinto Review data cut-off, fallen significantly behind target rates.

•	Turquoise Hill’s review indicated that in some areas there was a delay to the critical path from scope growth in mass excavation and additional ground support due to unexpectedly adverse geotechnical conditions. Although the ground support quantities and installation times are less, but not materially less than planned in the 2016 Oyu Tolgoi Feasibility Study and ground support quantities are reported as lower than planned, some types of ground support have had reduced installation times.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Since completion of Turquoise Hill’s independent review, Rio Tinto, as manager of the project, has advised Turquoise Hill that further delays on the Shaft 2 fit out are expected to contribute to an overall schedule delay to sustainable first production from the Oyu Tolgoi mining licence beyond the end of third quarter 2021. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. The study will be incorporated into the definitive estimate review, as will work necessary to estimate any impact on cost and development schedule. The definitive estimate review is expected to be complete towards the end of 2019.

OTLLC spent $347.3 million on underground expansion during fourth quarter 2018 and $1.2 billion for 2018, meeting Turquoise Hill’s guidance. Total underground project spend from January 1, 2016 to December 31, 2018 was approximately $2.3 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalized management services payment and excludes capitalized interest. In addition, OTLLC had further capital commitments of $1.2 billion as of December 31, 2018. At the end of fourth quarter 2018, the underground project had committed almost 87% of direct project contracts and procurement packages, of which 73% were to Mongolian companies. Since the restart of project development, OTLLC has committed nearly $2.3 billion to Mongolian vendors and contractors.

The main focus of 2018 was underground development, the fit out of Shaft 2, completion and commissioning of Shaft 5, support infrastructure and the convey-to-surface decline. Shaft 2 completed sinking in January 2018, which was followed by the completion of stripping in third quarter 2018 and commencement of the fit-out process in the same quarter. The completed commissioning of Shaft 5 was achieved during second quarter 2018.

During 2018, underground development advanced 10.3 equivalent kilometres, a 68.9% increase over 2017 due to the commissioning of the new 3,500–tonne-per-day crusher in the second half of 2017 and increased development capability with increased ventilation following the completion of Shaft 5. Despite the strong year-over-year progress, during fourth quarter 2018 underground development achieved a lower than expected 2.3 equivalent kilometres of development against a target of 3.0 equivalent kilometres. The shortfall in fourth quarter 2018 led to 10.3 equivalent kilometres for 2018 against the expected target of approximately 11.0 kilometers of equivalent development. The underground development challenges experienced in fourth quarter 2018 included time constraints during hoist rope maintenance and the introduction of a new underground traffic management plan. Lateral development progressed 7.9 kilometres during 2018 and was impacted by the same challenges but also a shift in priorities of resources from lateral development to mass excavation.

Due to the latest Rio Tinto advice, Turquoise Hill’s previous guidance of lateral development advancement of 15.0 to 16.0 kilometres during 2019 is under review. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development Kilometers	Mass Excavation (‘000 metres3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q3’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Total	18.0	14.2	94.1

*: Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

Note: Mass excavation excludes development of vertical metres (shafts) and convey-to-surface.

During fourth quarter 2018, development of the convey-to-surface decline also continued to progress but has slipped slightly behind the latest forecast for the period. The convey-to-surface system enables production ramp up beyond the Shaft 2 30,000 tonnes per day capacity to the full 95,000 tonne per day underground production from the mine.

On February 15, 2018, OTLLC received notification that the Government of Mongolia had cancelled the Power Sector Cooperation Agreement ("PSCA"), which was signed in August 2014. The Government’s action, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s action, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years, in accordance with the 2009 Oyu Tolgoi Investment Agreement.

On December 31, 2018, OTLLC and the Government of Mongolia signed the Power Sector Framework Agreement ("PSFA"), which provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as established the basis for a long-term domestic power solution for the Oyu Tolgoi project. The PSFA formalized the role of each party and sets out an amended timetable for OTLLC to source power domestically. Construction is expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. OTLLC will now move forward to confirm the technical design of the project and finalize the commercial arrangements, including financing, underpinning the PSFA. The 300 megawatt plant will be majority owned by OTLLC and will be situated close to the Tavan Tolgoi coalfields.

Entrée is not currently aware of any expected delays to development production or initial block cave production from Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property resulting from delays to individual activities at the Oyu Tolgoi project. Entrée will evaluate any information made available to it by Rio Tinto or OTLLC of the definitive estimate review and Feasibility Study progress and will update the market accordingly.

2018 Review

For the three months ended December 31, 2018 and December 31, 2017, Entrée expenses related to Mongolian operations were not significant. For the full year ended December 31, 2018, expenses related to Mongolian operations were $0.1 million compared to $0.2 million for the 2017 year. In 2018, these costs represented in-country administration expenses. In 2017, the expenses related to similar expenditure items and also included consulting costs related to technical report preparation.

BLUE ROSE JV – AUSTRALIA

Summary

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Hancock Prospecting Pty Ltd, retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited ("FML"), a subsidiary of Lodestone Equities Limited ("Lodestone") pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the "Deed") with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

2018 Review

Expenditures in 2018 were minimal and related to administrative costs in Australia.

INVESTMENTS

At December 31, 2018, the Company owned 478,951 common shares of Anglo Pacific, a public company listed on the London Stock Exchange ("LSE") and the TSX.

The common shares have been categorized as fair value through profit and loss ("FVTPL") and any revaluation gains and losses in fair value are included in the statement of comprehensive loss. The fair value of the common shares is determined based on the closing price on the LSE at each period end.

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) ("Candente") the Cañariaco Project Royalty on Candente's 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to the Cañariaco Project Royalty Pass-Through Payments as follows:

•	20% of any Cañariaco Project Royalty payment received for any calendar quarter up to and including December 31, 2029;

•	15% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

•	10% of any Cañariaco Project Royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

In accordance with IFRS, the Company has attributed a value of nil to the Cañariaco Project Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

The Company recognized a gain on the sale of the Cañariaco Project Royalty of $0.4 million as outlined below.

Consideration received	$1,000
Mineral property interest cost - Cañariaco Project Royalty	(532)
Transaction costs	(115)
Gain on sale	$353

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The fair value of the common shares received was based on the trading price at GBP1.57 ($2.09) per common share.

Subsequent to the end of the year, the Company disposed of all its investment in common shares of Anglo Pacific for net proceeds of $1.0 million.

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the two years ended December 31, 2018 and 2017 are summarized as follows:

	Three months ended December 31		Years ended December 31
	2018	2017	2018	2017
Expenses
Exploration	$38	$95	$175	$332
General and administration	202	259	1,145	1,656
Share-based compensation	453	441	506	678
Depreciation	5	6	22	20
Other	-	-	(13)	192
Operating loss	698	801	1,835	2,878
Unrealized loss on investments	1	-	73	-
Foreign exchange loss (gain)	145	26	287	(380)
Interest expense, net	50	49	196	171
Loss from equity investee	66	57	175	215
Deferred revenue finance costs	2,985	-	2,985	-
Gain (loss) on sale of mineral property interest	8	-	(353)	-
Loss on the Arrangement	-	-	-	33,627
Operating loss before income taxes	3,953	933	5,198	36,511
Income tax recovery	-	-	-	(72)
Net loss from continuing operations	3,953	933	5,198	36,439
Net loss from discontinued operations	-	-	-	176
Net loss	3,953	933	5,198	36,615
Foreign currency translation adjustment	(2,576)	(23)	(3,372)	1,684
Net loss and comprehensive loss	$1,377	$910	$1,826	$38,299
Net loss per common share
Basic and fully diluted
Continuing operations	$(0.02)	$(0.01)	$(0.03)	$(0.21)
Discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Total assets	$7,432	$8,257	$7,432	$8,257
Total non-current liabilities	$46,835	$32,499	$46,835	$32,499

Operating Loss:

During the year ended December 31, 2018, the Company’s operating loss was $1.8 million compared to $2.9 million for the year ended December 31, 2017.

Exploration costs in 2018 included expenditures of $0.1 million for administration costs in Mongolia compared to $0.2 million in the comparative 2017 period. Holding costs on all other properties in 2018 and 2017 were insignificant.

Overall, general and administration expenditures in 2018 were 31% lower compared to the same period in 2017 due to the reduction in corporate overhead costs in 2018.

Share-based compensation expense in 2018 was 25% lower compared to the same period in 2017 due partly to adjustments made in 2017 relating to the plan of arrangement with Mason Resources.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Non-operating Items:

During 2018, the Company adopted IFRS, disposed of its Cañariaco Project Royalty to Anglo Pacific and commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project. As a result, there were some significant non-cash items recognized in profit and loss.

Upon the adoption of IFRS, the Company was required to recognize a non-cash loss of $33.6 million on the spin-out of the U.S.-based assets to Mason Resources in 2017, which was the main difference between 2018 and 2017 results. The Company also adopted IFRS 15 – Revenue from Contracts with Customers, which required the Company to record non-cash finance costs related to the deferred revenue balance, specifically the Sandstorm stream, during the year.

In addition, the Company recognized a gain on the sale of the Cañariaco Project Royalty in 2018 and subsequent to the sale, the Company recognized an unrealized loss on held-for-trading investments ("HFT investments") which was related to the holding of Anglo Pacific common shares. As Entrée completed this transaction in 2018, there was no amount in comparative periods.

The foreign exchange loss of $0.3 million in 2018 was primarily the result of movements between the C$ and US$ as the Company holds its cash in both currencies.

Interest expense (net) was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The loss from equity investee was related to exploration costs on the Entrée/Oyu Tolgoi JV Property. Effective January 1, 2018, the Company commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project. As a result, the loss from equity investee was lower in 2018 compared to 2017 due to the change in this accounting policy.

Net loss from discontinued operations was due to the Arrangement that was completed during second quarter 2017 and the amount was related to exploration costs of the U.S.-based assets that were spun-out to Mason Resources.

Aside from the adjustment to the deferred revenue balance mentioned above, the total assets and total non-current liabilities as at December 31, 2018 were comparable to the balances at December 31, 2017.

Quarterly Financial Data – 2 year historic trend

	Q4 18	Q3 18	Q2 18	Q1 18	Q4 17	Q3 17	Q2 17	Q1 17
Exploration	$38	$41	$26	$70	$95	$74	$94	$69
General and administrative	202	297	209	424	259	290	394	905
Share-based compensation	453	13	23	17	441	3	234	-
Depreciation	5	55	6	6	6	7	4	3
Operating loss	698	356	264	517	801	374	726	977
Unrealized loss on HFT investments	1	3	69	-	-	-	-	-
Foreign exchange (gain) loss	145	(81)	88	135	26	(349)	(100)	43
Interest expense, net	50	47	48	51	49	49	37	35
Loss from equity investee	66	35	61	13	57	55	55	48
Income tax recovery	-	-	-	-	-	-	(72)	-
Deferred revenue finance costs	2,985	-	-	-	-	-	-	-
Loss (gain) on sale of asset	8	-	(361)	-	-	-	-	-
Loss on the Arrangement	-	-	--	-	-	-	33,627	-
Net loss from continuing operations	$3,953	$360	$169	$716	$933	$129	$34,273	$1,103
Net loss from discontinued operations	-	-	-	-	-	-	23	153
Net loss	$3,953	$360	$169	$716	$933	$129	$34,296	$1,256
Basic/diluted loss per share – continuing operations	$(0.02)	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.21)	$(0.01)
Basic/diluted loss per share – discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Exploration costs have trended lower since Q1 2017 after the Company placed all non-material properties on care and maintenance and implemented cost reduction efforts.

General and administrative costs have trended lower since Q1 2017 due to reduction of administrative expenditures. In Q4 2017 and Q1 2018, the Company incurred one-time expenditures relating to the 2018 Technical Report for the Entrée/Oyu Tolgoi JV Property.

Share-based compensation expenditures in Q4 2018 and Q4 2017 were due to option grants. In Q2 2017, adjustments were made to share-based compensation relating to the plan of arrangement with Mason Resources.

Interest expense is primarily due to accrued interest on the OTLLC loan payable, partially offset by interest income earned on invested cash. Interest expense remains consistent quarter on quarter.

The loss from equity investee is related to the Entrée/Oyu Tolgoi JV Property. Effective January 1, 2018, the Company commenced capitalizing direct expenditures related to the development of the Oyu Tolgoi project and, as a result, the loss from equity investee is lower starting in Q1 2018. Fluctuations in 2018 are due to adjustments and foreign exchange changes.

Plan of arrangement and discontinued operations

On May 9, 2017, the Company completed a plan of arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) pursuant to which Entrée transferred its wholly owned subsidiaries that directly or indirectly hold the Ann Mason Project in Nevada and the Lordsburg property in New Mexico including $8,843,232 in cash and cash equivalents to a newly incorporated company, Mason Resources, in exchange for 77,804,786 common shares of Mason Resources ("Mason Common Shares"). Mason Resources commenced trading on the TSX on May 12, 2017 under the symbol "MNR" and on the OTCQB on November 9, 2017 under the symbol "MSSNF".

As part of the Arrangement, Entrée then distributed 77,805,786 Mason Common Shares to Entrée shareholders by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

The discontinued operations include three entities transferred to Mason Resources pursuant to the Arrangement: Mason U.S. Holdings Inc.; Mason Resources (US) Inc.; and M.I.M. (U.S.A.) Inc. (collectively the "US Subsidiaries"). The spin-off ("Spin-off") distribution was accounted for at the fair value of the net assets distributed with the difference between that value, including the foreign currency translation adjustment, and the carrying amount of the net assets recognized in the consolidated statements of comprehensive loss.

The Arrangement resulted in a reduction of share capital in the amount of $11.4 million, being the fair value of the net assets distributed. The total loss on the Arrangement of $33.6 million includes an adjustment to foreign currency translation of $0.8 million

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31
	2018	2017
Cash flows used in operating activities
- Before changes in non-cash working capital items	$(1,243)	$(3,144)
- After changes in non-cash working capital items	(777)	(2,996)
Cash flows from financing activities	165	5,237
Cash flows used in investing activities	(126)	(8,943)
Net cash outflows	(738)	(6,702)
Effect of exchange rate changes on cash	(176)	379
Cash balance	$6,154	$7,068
Cash flows used in operating activities per share
- Before changes in non-cash working capital items	$(0.01)	$(0.02)
- After changes in non-cash working capital items	$(0.00)	$(0.02)

Cash flows after changes in non-cash working capital items in 2018 were 74% lower than 2017 due mainly to one-time restructuring costs in 2017 and the additional receipt of the final payments associated with the Administrative Services Agreement which was terminated in December.

Cash flows from financing activities were lower in 2018 compared to 2017 due to $5.2 million received from the non-brokered private placement which closed in Q1 2017.

Cash flows used in investing activities were lower in 2018 compared to 2017 due to the transfer of $8.8 million to Mason Resources in Q2 2017 as a capital contribution in connection with the Arrangement.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2018 was approximately $6.8 million with a cash balance of approximately $6.1 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12 month period and up to the time when the Company expects the Entrée/Oyu Tolgoi JV Property will commence production. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Contractual Obligations

As at December 31, 2018, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$421	$106	$315	$-	$-

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SHAREHOLDERS’ EQUITY (DEFICIENCY)

The Company’s authorized share capital consists of unlimited common shares without par value.

At December 31, 2018, the Company had 174,806,820 shares issued and outstanding and at the date of this MD&A, the Company had 174,871,449 shares issued and outstanding.

On May 9, 2017, the Company completed the spin-out of its Ann Mason Project and Lordsburg property into Mason Resources through the Arrangement. As part of the Arrangement, Entrée shareholders received Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée was exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée received replacement options and warrants of Entrée and options and warrants of Mason Resources which were proportionate to, and reflective of the terms of, their existing options and warrants of Entrée. As a result of the completed Arrangement, shareholders’ equity (deficiency) was reduced by $8.2 million in 2017.

In January 2017, the Company closed a non-brokered private placement in two tranches issuing a total of 18,529,484 units at a price of C$0.41 per unit for aggregate gross proceeds of C$7.6 million. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share of the Company at a price of C$0.65 per share for a period of 5 years. No commissions or finders' fees were payable in connection with the private placement.

As part of the Arrangement, warrantholders of the Company received Mason Resources common share purchase warrants ("Mason Warrants") which were proportionate to, and reflective of the terms of, their existing warrants of the Company. In exchange for each existing warrant, the holder was issued one replacement common share purchase warrant of the Company (a "Replacement Warrant") and 0.45 of a Mason Warrant. On May 23, 2017, warrantholders of the Company received an aggregate 4,169,119 Mason Warrants each with an exercise price of C$0.23, and 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason Warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason Warrants issued, based on the relative market value of Mason and the Company following completion of the Arrangement.

Share Purchase Warrants

At December 31, 2018 and at the date of this MD&A, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

Stock Option Plan

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of Entrée’s Board of Directors (the "Board").

Under the Plan, an option holder may elect to terminate an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As part of the Arrangement, optionholders of the Company received Mason incentive stock options ("Mason Options") which were proportionate to, and reflective of the terms of, their existing incentive stock options of the Company. In exchange for each existing incentive stock option, the holder was issued one fully vested replacement option to purchase a common share of the Company (a "Replacement Option") and 0.45 of a fully vested Mason Option. On May 23, 2017, Mason awarded a total of 3,708,000 Mason Options to the Company’s optionholders in accordance with its Stock Option Plan, which was approved by the Company’s shareholders at the Annual and Special Meeting of Securityholders held to approve the Arrangement. The Mason Options were awarded with exercise prices ranging from C$0.07 per share to C$0.27 per share and expiry dates ranging from September 2017 to November 2021. On May 23, 2017, the Company’s optionholders also received an aggregate 8,240,000 Replacement Options with exercise prices ranging from C$0.18 per share to C$0.61 per share and expiry dates ranging from September 2017 to November 2021. The exercise prices assigned to the Replacement Options and the Mason Options reflect the allocation of the original exercise price of the existing options between the Replacement Options and the Mason Options issued, based on the relative market value of Mason and the Company following completion of the Arrangement.

As at December 31, 2018, the Company had 8,710,000 stock options outstanding, of which 8,685,000 had vested and were exercisable.

Subsequent to December 31, 2018, stock options to purchase 130,000 Designated Shares with an exercise price of C$0.36 were terminated and an aggregate of 44,629 common shares were issued. In addition, an aggregate of 20,000 common shares were issued and the Company received gross proceeds of C$5,600 from the option exercises.

The following is a summary of stock options outstanding as at the date of this report:

Number of shares (000`s)	Vested (000`s)	Exercise price per share C$	Expiry date
905	905	0.18 – 0.36	Feb – Dec 2019
1,300	1,300	0.28 – 0.32	July – Dec 2020
2,210	2,210	0.33 – 0.36	Mar – Nov 2021
1,880	1,880	0.52 – 0.62	May – Oct 2022
2,265	2,240	0.55 – 0.63	Feb – Dec 2023
8,560	8,535

CHANGES IN ACCOUNTING POLICIES

The annual consolidated financial statements for the year ended December 31, 2018 are the Company’s first consolidated financial statements prepared in accordance with IFRS. Due to the requirement to present comparative financial information, the transition date is January 1, 2017 (the "Transition Date").

Note 21 - “First Time Adoption of IFRS” to the annual consolidated financial statements for the year ended December 31, 2018 provides more detail on the key differences between accounting principles generally accepted in the United States of America ("US GAAP") (its previous GAAP) and IFRS, the accounting policy decisions, and the application of IFRS 1, First Time Adoption of International Financial Reporting Standards.

Transitional financial impact

On adoption of IFRS, the Company has adjusted amounts previously presented in the consolidated financial statements prepared in accordance with US GAAP.

The impact of the transition to IFRS on net loss and comprehensive loss is outlined in the table below:

Reconciliation of net loss and comprehensive loss	December 31, 2017
Net loss and comprehensive loss under US GAAP	$5,680
IFRS adjustments to net loss and comprehensive loss:
Loss on the Arrangement	33,416
Foreign currency translation adjustment	(797)
Total net loss and comprehensive loss under IFRS	$38,299

The impact of the transition to IFRS on the statements of financial position is outlined in the table below:

	US GAAP December 31, 2017	Effects of transition to IFRS	IFRS December 31, 2017
Shareholders’ equity (deficiency)
Share capital	$139,689	$32,619	$172,308
Reserves	22,175	-	22,175
Accumulated other comprehensive income (loss)	5,230	(6,914)	(1,684)
Deficit	(191,583)	(25,705)	(217,288)
Total shareholders’ equity (deficiency)	(24,489)	-	(24,489)
Total liabilities and shareholders’ equity (deficiency)	$8,257	$-	$8,257

There were no changes to the net cash used in / from operating, financing or investing activities.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

AMENDED SANDSTORM AGREEMENT

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement with Sandstorm (the "2013 Agreement"). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the "Deposit") of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company’s share of gold, silver and copper production from the currently defined Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price ("VWAP") for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

The Amended Sandstorm Agreement does not impact Sandstorm's requirement to vote its shares as Entrée's Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend. The price was calculated using the VWAP of Entrée's shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Directors’ fees	$142	$153
Salaries and benefits	$1,143	$929
Share-based compensation	$461	$410

As of December 31, 2018, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is 0.2 million (December 31, 2017 - 0.4 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.0 million (Dec 31, 2017 - $1.3 million) will become payable to certain officers and management personnel of the Company.

Administrative Services Agreement

In May 2017, Mason Resources entered into an Administrative Services Agreement ("ASA") with Entrée whereby Entrée provided office space, furnishings and equipment, communications facilities and personnel necessary for Mason Resources to fulfill its basic day-to-day head office and executive responsibilities on a pro-rata cost-recovery basis. The total amount charged to Mason Resources for the year ended December 31, 2018 was $0.7 million (December 31, 2017 - $0.8 million). As of December 31, 2018, included in the receivables balance on the consolidated statement of financial position is $nil (December 31, 2017 - $0.2 million) due from Mason Resources relating to the ASA. These transactions occurred in the normal course of business and were conducted on terms substantially similar to arm’s length transactions.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Transactions with Mason Resources for goods and services were made on commercial terms through the ASA.

	2018	2017
Executive services	$421	$268
Corporate overhead	$280	$280
Investor communications	$-	$45
Restructure charge	$-	$175

On December 19, 2018, Mason Resources terminated the ASA with Entrée concurrently with completion of a plan of arrangement between Mason Resources and Hudbay Minerals Inc. and paid a termination charge of $0.3 million as required by the terms of the ASA.

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, investments, receivables, deposits, accounts payable and accrued liabilities, and loan payable.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents and investments are measured at fair value using Level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2018 and 2017:

December 31, 2018	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$6,154	$-	$-	$6,154
Investments	912	-	-	912
Deposits	-	12	-	12
Total financial assets	$7,066	$12	$-	$7,078

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$346	$346
Loan payable	-	-	8,380	8,380
Total financial liabilities	$-	$-	$8,726	$8,726

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

December 31, 2017	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$7,068	$-	$-	$7,068
Receivables	-	263	-	263
Deposits	-	12	-	12
Total financial assets	$7,068	$275	$-	$7,343

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$247	$242
Loan payable	-	-	7,841	7,841
Total financial liabilities	$-	$-	$8,088	$8,088

b)	Financial risk management

i)	Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts with large, highly rated financial institutions.

The Company’s receivables balance was not significant and, therefore, was not exposed to significant credit risk.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

ii)	Liquidity risk

The Company manages liquidity risk by trying to maintain enough cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

The Company’s operating results may vary due to fluctuation in commodity price, inflation, foreign exchange rates and certain share prices.

iii)	Market risks

The Company is exposed to market risk because of the fluctuating values of its publicly traded investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2018 portfolio value, a 10% increase or decrease in market prices would result in a $0.1 million change in net loss.

iv)	Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates. As at December 31, 2018, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2018, the Company has not entered into any contracts to manage interest rate risk.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

v)	Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2018, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	2018	2017
Cash and cash equivalents	$6,154	$7,068
Investments	912	-
Receivables and prepaid expenses	68	382
Accounts payable and accrued liabilities	(346)	(247)
	$6,720	$7,084

As at December 31, 2018, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an insignificant change in net loss.

NON-IFRS PERFORMANCE MEASUREMENT

"Cash Costs after credits" ("C1") and all-in sustaining cost ("AISC") are non-IFRS Performance Measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business; some of these risks and uncertainties have been discussed elsewhere in this MD&A. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Legal and Political Risk

The Minerals Law of Mongolia defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than 5% of Mongolia’s gross domestic product in any given year. The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Oyu Tolgoi Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized. If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the October 2004 Equity Participation and Earn-In Agreement between Turquoise Hill and Entrée, as amended and subsequently assigned to OTLLC (the "Earn-In Agreement") to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or otherwise adversely impacts Entree's interest in the Entrée/Oyu Tolgoi JV Property or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On November 1, 2013, an Investment Law came into effect in Mongolia. The law is aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The full impact of the Investment Law is still not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed amendments to the Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repealed the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder’s subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes. The 2014 Amendments also set the royalty payment for gold at 2.5% of the sales value, with an additional royalty of 0% for gold if it is sold to the Central Bank of Mongolia or its designated commercial banks, for a period ending December 31, 2018. Commencing January 1, 2019, the royalty payment for gold became 5% of sales value, with an additional royalty of between 0% and 5%. The Mongolian Parliament is currently discussing whether to extend the period and re-establish the above-mentioned lower rates for gold sold to the Central Bank of Mongolia or its designated commercial banks.

On February 18, 2015, the Mongolian Parliament adopted a further amendment to the Minerals Law (the "2015 Amendment"), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed five percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Mongolian Parliament and its relevant standing committees are in the process of discussing the draft laws and draft amendments to the tax legislation of Mongolia submitted by the Government of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

On November 10, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration, which became effective on January 1, 2018, to introduce the concept of an "ultimate holder" (now referred to as an "ultimate owner") of a legal entity for tax purposes (the "2017 Amendments"). Any change of an ultimate owner of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate owner. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences. The full impact of the amendments is not yet known.

On December 5, 2018, the Minister for Mining and Heavy Industry submitted, on behalf of the Government of Mongolia, proposed amendments to the Minerals Law, the Petroleum Law, the Petroleum Product Law and other relevant laws thereto, aimed at regulating the minerals sector in greater detail to eliminate legal duplication and gaps in the related legislation and to resolve discrepancies between national and local governments and minerals licence holders. It is not possible to determine when, if ever, these amendments would be adopted and in what form, or the impact they would have on Entrée’s interests.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the Investment Law, State Minerals Policy, 2014 Amendments, 2015 Amendment, 2017 Amendments or proposed amendments aimed at regulating the minerals sector are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the Entrée/Oyu Tolgoi JVA, which came into effect in 2008, the Entrée/Oyu Tolgoi JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns 17.4% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC. The interest of Rio Tinto, Turquoise Hill, the Government of Mongolia and OTLLC are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, Turquoise Hill, the Government of Mongolia or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

On February 27, 2013, the Mineral Resources Authority of Mongolia ("MRAM") delivered notice to Entrée advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences would be lifted, it did not receive official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the Entrée/Oyu Tolgoi JVA, which bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Entrée/Oyu Tolgoi JVA or Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Entrée/Oyu Tolgoi JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation, which could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, or the Shivee West Property is not ultimately included in the Entrée/Oyu Tolgoi JV Property pursuant to the License Fees Agreement, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On September 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated September 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Risks Associated with the Development of the Oyu Tolgoi Project

The Oyu Tolgoi Investment Agreement and the Mine Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to the Oyu Tolgoi Investment Agreement to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Mine Plan, there may be limitations on the ability of OTLLC, Turquoise Hill and Rio Tinto to enforce the terms of the Investment Agreement and the Mine Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. In addition, the Parliamentary Working Group of the Mongolian Parliament is currently reviewing the implementation of certain agreements entered into by the Government of Mongolia and the outcome of that review is pending. If the terms of the Investment Agreement or the Mine Plan cannot be enforced effectively, OTLLC, Turquoise Hill and Rio Tinto could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia, which by extension may also deprive Entrée of substantial rights and benefits arising from the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement for OTLLC, Turquoise Hill or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; ground and rock mass conditions and stability; the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

Further development of the Oyu Tolgoi project depends upon OTLLC’s ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC’s ability to secure project financing on reasonable commercial terms.

In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for future phases of the Oyu Tolgoi project.

The Oyu Tolgoi Investment Agreement and Mine Plan commit Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement and the Mine Plan. Such a default or breach could result in a termination of the Oyu Tolgoi Investment Agreement and the Mine Plan, which may have a material adverse impact on Entrée and the Company’s share price. The Oyu Tolgoi Investment Agreement commits OTLLC to utilize only Mongolian power sources. Although OTLLC entered into the PSFA with the Government of Mongolia in December 2018, there is no certainty that this project will be completed or that the proposed power plant will be sufficient to meet the needs of the Oyu Tolgoi project. Despite the best efforts of OTLLC, Turquoise Hill and Rio Tinto, the ability to meet OTLLC’s obligations under the PSFA or any future agreement committing OTLLC to use Mongolian power sources is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Oyu Tolgoi Investment Agreement.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

Risks Associated with the Amended Sandstorm Agreement

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).

If an event of default occurs under the Amended Sandstorm Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Sandstorm Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Under the Amended Sandstorm Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Sandstorm Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Risks Associated with Mining or Related to Entrée

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

Sandstorm’s beneficial shareholdings in the Company, totalling 16.3% of the Company’s outstanding shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling 17.4% of the Company’s outstanding shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Amended Sandstorm Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Sandstorm Agreement.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees to maintain the licences in good standing, which are primarily the responsibility of OTLLC, is approximately $944,000.

In Mongolia, Entrée and its partners must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Entrée runs its business in different jurisdictions and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these jurisdictions are complicated and subject to change. For this reason, the possibility of future negative effects on the results of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other jurisdictions may be subject to withholding taxes. Entrée has no control over withholding tax rates.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2018 and believes its disclosure controls and procedures are effective.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management evaluated the Company’s internal control over financial reporting at December 31, 2018 and concluded that it is effective and that no material weakness relating to design or operations exists. No change in the Company’s internal control over financial reporting occurred during the period beginning on October 1, 2018 and ended on December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of the Company to maximize returns to shareholders; construction and continued development of the Oyu Tolgoi underground mine; the expected timing of first development production from Lift 1 of the Entrée/Oyu Tolgoi JV Property; potential production delays and the impact of such delays; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; projected mining and process recovery rates; anticipated timing and amount of future production, capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; closure costs and requirements; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; timing and status of a Tavan Tolgoi-based power project; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions and the environment in which Entrée will operate in the future, including the price of copper, gold, silver and molybdenum, projected grades, anticipated capital and operating costs, anticipated future production and cash flows and the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC to construct such a source); the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The 2018 PEA is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; environmental risks; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person ("QP") as defined by NI 43-101.

Q4 2018 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Definition Standards - For Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies pursuant to SEC Industry Guide 7.

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